UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from: _____ to _____.

Commission File Number: 1-12431

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

Board of Trustees
Unity Bank Employees’ Savings and Profit Sharing Plan and Trust
Clinton, New Jersey

We have audited the accompanying statement of net assets available for benefits of Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Milwaukee, Wisconsin
June 23, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
Unity Bank Employees’ Savings and Profit-Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Unity Bank Employees’ Savings and Profit-Sharing Plan and Trust (the “Plan”) as of December 31, 2015. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Blue Bell, Pennsylvania
June 28, 2016

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value:
Unity Bancorp, Inc. stock fund	$725,869	$425,510
Mutual Funds	6,363,153	5,323,406
Investments, at contract value
Guaranteed interest contract	998,526	958,989
Total investments	8,087,548	6,707,905
Notes receivable from participants	205,629	158,547
Net assets available for benefits	$8,293,177	$6,866,452

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2016

2016
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions, including rollovers of $203,494	$864,870
Employer contributions	387,544
Total contributions	1,252,414
Investment income:
Net appreciation in fair value of investments	516,274
Interest and dividends	244,809
Net investment gain	761,083
Interest income on notes receivable from participants	8,281
Total additions	2,021,778

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(585,702)
Administrative expenses	(9,351)
Total deductions	(595,053)
Net increase	1,426,725

Net assets available for benefits:
Balance, beginning of year	6,866,452
Balance, end of year	$8,293,177

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contacts, which are reported at contact value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18. Eligible participants can begin making contributions after three months of employment and eligible employees hired after January 1, 2015 are automatically enrolled in the Plan unless an opt out election is made. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts may reduce the employer's contributions to the Plan or be utilized to pay Plan expenses. At December 31, 2016 and 2015, forfeited non-vested accounts amounted to $23 and $5,701 respectively.   For the year ended December 31, 2016, there was $5,726 non-vested account balances which were used to reduce administrative expenses of the Plan.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

•
The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0% which was 4.50% at December 31, 2016.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Tax Status

The Plan is placing reliance on an opinion letter dated March 31, 2014 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the Internal Revenue Code and is therefore not subject to tax under current income tax law.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

 Level 1 Inputs:

•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

 Level 2 Inputs:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•
Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

 Level 3 Inputs:

•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Unity Bancorp, Inc. stock fund:
This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.  The fund is valued at the net asset value ("NAV") of the units of stock, cash, interest and accrued dividends. The NAV is a readily determinable fair value.

Mutual funds
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and December 31, 2015:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total

Unity Bancorp, Inc. stock fund	$—	$725,869	$—	$725,869

Mutual funds	6,363,153	—	—	6,363,153

Total investments at fair value	$6,363,153	$725,869	$—	$7,089,022

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total

Unity Bancorp, Inc. stock fund	$—	$425,510	$—	$425,510

Mutual funds	5,323,406	—	—	5,323,406

Total investments at fair value	$5,323,406	$425,510	$—	$5,748,916

7.	Guaranteed Investment Contract with Mass Mutual Insurance Company

In 2014, the Plan entered into a fully benefit-responsive guaranteed investment contract with Mass Mutual Insurance Company (“Mass Mutual.”) Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.0 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2016

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Unity Bancorp, Inc.	Stock Fund	**	$725,869

	Mutual Funds:
	Nuveen	Nuveen Mid Cap Index Fund	**	932,218
	American Century	American Century Equity Growth Fund	**	880,224
	Franklin	Franklin Growth Fund	**	608,861
	Pimco	Pimco StocksPlus Fund	**	429,274
	Invesco	Invesco Comstock Fund	**	424,737
	American Funds	American Funds EuroPacific Growth Fund	**	379,933
	Nuveen	Nuveen Small Cap Index Fund	**	320,123
	T Rowe Price	T Rowe Price Retirement 2025 Fund	**	289,856
	T Rowe Price	T Rowe Price Retirement 2020 Fund	**	271,350
	Barings	Premier Inflation-Protected and Income Fund (Barings)	**	253,184
	Manning & Napier	Manning&Napier Pro - Blend Moderate Term Series Fund	**	229,832
	Oppenheimer	Oppenheimer Real Estate Investment Fund	**	224,966
	T Rowe Price	T Rowe Price Retirement 2035 Fund	**	177,804
	Manning & Napier	Manning&Napier Pro - Blend Maximum Term Series Fund	**	168,204
	Western	Select Strategic Bond Fund (Western)	**	153,164
	T Rowe Price	T Rowe Price Retirement 2040 Fund	**	121,232
	Manning & Napier	Manning&Napier Pro - Blend Conservative Term Series Fund	**	111,791
	T Rowe Price	T Rowe Price Retirement 2015 Fund	**	83,025
	T Rowe Price	T Rowe Price Retirement 2045 Fund	**	66,214
	T Rowe Price	T Rowe Price Retirement 2030 Fund	**	57,968
	T Rowe Price	T Rowe Price Retirement 2055 Fund	**	48,291
	T Rowe Price	T Rowe Price Retirement 2050 Fund	**	43,632
	Franklin	Franklin Small Cap Value Fund	**	25,584
	MFS	MFS Utilities Fund	**	22,953
	Oppenheimer	Oppenheimer Gold and Spec Min Fund	**	11,560
	Loomis	Loomis Sayles Strategic Inc. Fund	**	11,218
	Oppenheimer	Oppenheimer Sr. Floating Rate Fund	**	7,595
	Barings	Premier Short Duration Bond Fund (Barings)	**	4,147
	Goldman Sachs	Goldman Sachs Commodity Strategy Fund	**	4,213

*	Mass Mutual Financial Group	Guaranteed Interest	**	998,526 ***

*	Participant Loans	Various terms, 4.25% - 4.50%	-	205,629
				$8,293,177

* A party-in-interest as defined by ERISA.
** Not applicable for participant-directed investments.
*** Represents contract value.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK
Date: June 23, 2017

By:

/s/ Bridget Walsh
Bridget Walsh
Plan Administrator
VP and Director of Human Resources

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm